Exhibit 3.1

TEXT OF AMENDMENT TO THE BYLAWS

OF

CYMER, INC.

Below is the text of the amendment to the Bylaws of Cymer, Inc. that Cymer’s board of directors have approved to take effect immediately prior to the Effective Time (as defined in the Agreement and Plan of Merger, dated as of October 16, 2012, by and among (i) ASML Holding N.V., a Netherlands public limited liability company (naamloze vennootschap) (“Parent”), (ii) solely for purposes of Article II, Article IV, Article VI and Article X thereof, ASML US Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Holdco”), and Kona Technologies, LLC, a Nevada limited liability company and a wholly owned Subsidiary of Holdco, (iii) Kona Acquisition Company, Inc., a Nevada corporation and a wholly owned Subsidiary of Holdco, and (iv) Cymer):

ARTICLE 35

Applicability of Acquisition of Controlling Interest Statutes

The provisions of the “Acquisition of Controlling Interest” statutes set forth in Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes shall not apply to any acquisition of any shares of common stock or other equity interests of the corporation by ASML Holding N.V., a Netherlands public limited company (naamloze vennootschap) (“Parent”), ASML US Inc., a Delaware corporation (“Holdco”), Kona Acquisition Company, Inc., a Nevada corporation (“Merger Sub”), or Kona Technologies, LLC, a Nevada limited liability company (“Merger Sub 2”), and their respective permitted assigns, pursuant to the Agreement and Plan of Merger, dated October 16, 2012, by and among the corporation, Parent, Holdco, Merger Sub and Merger Sub 2, and the transactions contemplated thereby.